NEWS RELEASE

March 4, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) is pleased to announce that it has received conditional acceptance by the TSX Venture Exchange for the acquisition of 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada (the “Property”).

Roscoe Postle Associates Inc. (“RPA”) has prepared an Independent Technical Report compliant with NI 43-101 and a Valuation on the Property which is now accessible on SEDAR. The Mt. Hamilton Property is located 40 miles west of Ely, Nevada, and is comprised of nine surveyed patent mineral claims, totaling 120.57 acres and 21 unsurveyed mining claims, totaling 405.24 acres located in White Pine County, Nevada. RPA has reclassified the historical resources as required by NI 43-101 to be an Indicated Resource of 12 million tons at 0.034 ounces (“oz”) per ton gold (“au”), or 405,000 oz au, and at 0.18 oz per ton silver (“ag”), or 2,153,000 oz ag, using a cut-off grade of 0.016 oz per ton au. In addition, as reported in our News Release dated February 8, 2005, the Property also contains molybdenum, tungsten and copper mineralization.

The Company is acquiring the Property by purchasing 100% of DHI Minerals Ltd. from Diamond Hill Investment Corp. The terms of the acquisition are $3.6 million USD payable as to $3,000,000 USD in cash and 3,750,000 units. The cash payments are payable over a two year period. A payment of $500,000 USD is due upon execution of a formal purchase agreement (the “Agreement”). The balance of payments are due on the first two anniversary dates of the Agreement. The units have a deemed value of $0.16 USD. Each unit consists of one share and one warrant. Each warrant entitles the holder to purchase one common share at $0.16 USD for a period of two years. The transaction is at arms length to the Company.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com

News Release
March 4, 2005

Under the terms of the acquisition the Company is also assuming the underlying Net Smelter Royalty (“NSR”) and minimum advance royalty payments. Prior to commencement of commercial production the Company will pay minimum advance royalty payments to Centennial Minerals Company LLC (“Centennial”), a Nevada corporation at arms length to the Company, of $100,000 USD per annum commencing November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to $300,000 USD. Upon commencement of commercial production, the Company will pay Centennial a base rate 3% NSR, subject to increase whenever the price of gold is greater than $400 USD per ounce. The NSR shall increase by one half of one percent for each $50 USD increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for $2,000,000 USD. A finder’s fee in the amount of 300,000 common shares of the Company is payable in connection with the acquisition.

The Company also announces the closing of a non-brokered private placement of 3,500,000 units at $0.30 per unit for proceeds of $1,050,000, which will be used for the acquisition of the Property and general working capital purposes. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A 7% cash finder’s fee was paid. The shares and warrants issued in connection with the units have a hold period expiring on July 4, 2005.

For further information please visit our website at www.augustaresource.com or contact the Company at tel: 604-687-1717.

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”
Richard W. Warke
President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com